PRESS RELEASE

FOR IMMEDIATE RELEASE

Neptune Presents at the PCITX Conference in New York Study Results Showing Significant Beneficial Effects of NKO® on Skin Hydration and Wrinkles

Laval, Quebec, Canada, September 19, 2006, Neptune Technologies & Bioressources Inc., (TSX.V: NTB), «Neptune» is pleased to announce it has presented positive results of Neptune Krill Oil (NKO®) on skin hydration and wrinkles.

The analysis of the long term follow-up data results were completed during the summer 2006 and were presented for the first time by Mr. Donald Allard, VP Sales and Marketing, September 14th at the Personal Care Ingredients & Technology Expo in New York City.

Mr. Allard stated: “According to the participants that have visited our booth and attended the anti-aging session, there is a strong need for novel entities that bring impact in skin care. The high antioxidant potency of NKO® (measured by Oxygen radical absorbance capacity-ORAC) definitively created high interest.”

The Phase III results were based on a 120 patients from the 2004 hyperlipidema study who were double blindly randomized to receive 1.0 gram daily of NKO® or 3g of 18/12 fish oil or placebo for 90 days.  Those in the NKO® group continued on a 500mg maintenance dose for a longer term follow-up. The study evaluated the effect of NKO® on physical appearance as measured by short form –36 Quality of Life Self Assessment Questionnaire (SF-36 QOL).

Study results show that patients receiving NKO®  improved facial skin hydration and reduced appearance of facial wrinkles by 58% (p=0.001), and improved their body skin hydration by 52% (p=0.001).

The Phase III multi-center clinical study, entitled “Evaluation of the effect of Neptune Krill Oil (NKO®) on Physical Appearance and Quality of Life” was conducted by physicians affiliated with the University of McGill, St. Mary’s Hospital and the Riverview Medical Center in Montreal, Quebec, Canada.

“With these results it is clear that NKO® has a place in the massive cosmeceutical market.” said Dr. Tina Sampalis, M.D., Ph.D., Vice President of R&D and Business Development at Neptune.

About the Cosmeceutical Market:

According to the Cosmeceuticals Summit 2006, demand for cosmeceutical products in the U.S. alone is projected to increase by 11% per year to $7 billion in 2008. Skin care products will account for over 60% of the total cosmeceutical market. Over half of these skincare cosmeceuticals consist of those with anti-aging benefits. The demand for anti-aging products is growing at over twice the rate of other skincare cosmeceuticals. The value of chemicals used in these products is expected to advance at a slightly faster pace, increasing 11.3% per year to $965 million in 2008. Demand for cosmeceutical chemicals will continue to outpace products as producers invest more heavily into researching more effective, value-added ingredients for their product formulations.

About Neptune Technologies & Bioressources Inc. http://www.neptunebiotech.com

Neptune Technologies & Bioressources Inc. develops high value added nutritional products from underexploited marine biomasses, such as krill, with its patented extraction process (Neptune OceanExtract®). Using an exclusive process, Neptune Technologies & Bioressources Inc. is well positioned in the $182 billion global nutrition market (Nutrition Business Journal, Oct/Nov 2004) of health and wellness concepts.

Natural biomass extraction is now playing an important role in developing nutrigenomics, the next wave in nutritional research. Through strategic alliances and partnerships, as well as through clinical studies, the Company continues to demonstrate the immense beneficial effects of these products. The Company develops and markets new formulas and new products for specific applications in high growth markets such the nutraceutical, cosmeceutical, biopharmaceutical and nutrigenomics markets.

NKO® is a registered trademark of Neptune Technologies and Bioressources

For More Information Contact:

Investor Relations:

Corporate Contact:

Grant Howard / David Gordon

Henri Harland

The Howard Group Inc.

President & C.E.O.

Toll Free: 1-888-221-0915

henrih@neptunebiotech.com

Info@howardgroupinc.com

www.neptunebiotech.com

www.howardgroupinc.com

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